TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three and six months ended June 30, 2020 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, including our annual audited consolidated financial statements and annual MD&A for the year ended December 31, 2019, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of August 5, 2020. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, oil price wars and related oil market disruptions, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

OVERVIEW

Taseko Mines Limited ("Taseko" or "Company") is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company's sole operating asset is the 75% owned Gibraltar Mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns the Florence Copper Project, which is advancing towards production, as well as the Yellowhead copper, New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2020	2019	Change	2020	2019	Change
Tons mined (millions)	20.5	26.6	(6.1)	49.0	50.0	(1.0)
Tons milled (millions)	7.7	7.7	-	15.2	14.5	0.7
Production (million pounds Cu)	36.8	34.7	2.1	69.2	59.5	9.7
Sales (million pounds Cu)	39.3	32.3	7.0	70.4	55.6	14.8

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2020	2019	Change	2020	2019	Change
Revenues	106,005	86,521	19,484	168,089	156,795	11,294
Earnings from mining operations before depletion and amortization*	50,336	18,646	31,690	56,259	34,375	21,884
Adjusted EBITDA*	50,860	14,660	36,200	56,206	24,905	31,301
Cash flows provided by operations	37,079	11,073	26,006	54,750	18,264	36.486
Adjusted net income (loss)*	8,335	(17,471)	25,806	(13,312)	(31,890)	18,578
Per share - basic ("adjusted EPS")*	0.03	(0.07)	0.10	(0.05)	(0.13)	0.08
Net income (loss) (GAAP)	18,745	(11,012)	29,757	(30,205)	(18,943)	(11,262)
Per share - basic ("EPS")	0.08	(0.04)	0.12	(0.12)	(0.08)	(0.04)

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

HIGHLIGHTS - CONTINUED

Second Quarter Review

  The Gibraltar Mine (100% basis) produced 36.8 million pounds of copper in the second quarter, a 14% increase over the first quarter. Copper recoveries were 85.2% and copper head grades were 0.281%;

  In April, management implemented a revised mine plan and budget for Gibraltar which has reduced site spending in the current year while maintaining long-term mine plan requirements.  Total operating costs (C1)* were US$1.34 per pound produced in the second quarter, which is US$0.48 per pound lower than the prior quarter, and in line with the revised operating plan;

  Earnings from mining operations before depletion and amortization* were $50.3 million, and Adjusted EBITDA* was $50.9 million;

  Cash flow from operations were $37.1 million and the Company had an ending cash balance at June 30, 2020 of $63.6 million;

  Gibraltar sold 39.3 million pounds of copper in the quarter (100% basis) which resulted in $106.0 million of revenue for Taseko, a 71% increase from the first quarter.  Revenue included upward provisional price adjustments of $10.1 million;

  Net income (GAAP) for the second quarter was $18.7 million ($0.08 per share).  Adjusted net income* was $8.3 million ($0.03 per share);

  On April 24, 2020, Taseko concluded an amendment to its silver stream with Osisko Gold Royalties and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil;

  Gibraltar also concluded a spot tender for copper concentrate in the second half of the year at a TC/RC rate approximately 40% below the 2020 benchmark level as buyers competed for clean, high quality concentrate like Gibraltar's;

  With all required production test results completed, Florence Copper made the decision to begin the wind-down of the production test facility and to commence the final phase of rinsing the small section of the orebody where the test wellfield is located.  The Arizona Department of Environmental Quality ("ADEQ") has informed Taseko it plans to issue the draft Aquifer Protection Permit on August 6, 2020; and

  In May 2020, Taseko published its first Environmental, Social, and Governance report, which includes an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019.  The report is available on the Company's website at www.tasekomines.com/esg.

Outlook

  Production guidance for 2020 remains unchanged at 130 million pounds (+/-5%), and management expects production to be at the higher end of that range based on its revised plan and the strong first half of 2020; and

  Preparations have begun for developing access to the Gibraltar pit which will reduce site and capital costs into 2021 and future years.

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Tons mined (millions)	20.5	28.5	25.8	24.7	26.6
Tons milled (millions)	7.7	7.5	7.8	7.5	7.7
Strip ratio	1.9	2.7	2.1	3.0	2.3

Site operating cost per ton milled (CAD$)*	$7.66	$9.52	$10.46	$10.83	$11.51

Copper concentrate
Head grade (%)	0.281	0.259	0.253	0.249	0.256
Copper recovery (%)	85.2	83.4	84.5	87.7	87.7
Production (million pounds Cu)	36.8	32.4	33.4	33.0	34.7
Sales (million pounds Cu)	39.3	31.1	33.3	33.5	32.3
Inventory (million pounds Cu)	3.8	6.4	5.0	5.0	5.5
Molybdenum concentrate
Production (thousand pounds Mo)	639	412	728	620	653
Sales (thousand pounds Mo)	656	403	791	518	708

Per unit data (US$ per pound produced)*
Site operating costs*	$1.15	$1.64	$1.85	$1.88	$1.92
By-product credits*	(0.11)	(0.11)	(0.16)	(0.16)	(0.21)
Site operating costs, net of by-product credits*	$1.04	$1.53	$1.69	$1.72	$1.71
Off-property costs	0.30	0.29	0.32	0.33	0.30
Total operating costs (C1)*	$1.34	$1.82	$2.01	$2.05	$2.01

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

OPERATIONS ANALYSIS

Second quarter results

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the COVID-19 pandemic.  Effective health and safety protocols continue to be implemented.  There have been no known cases of COVID-19 at any of Taseko's locations in Canada and the US to-date.

However, the COVID-19 situation has had a significant impact on the global economy which has led to increased volatility in commodity prices.  In light of the volatility, management has reviewed a number of mine plan options for Gibraltar and commencing in April implemented a revised mining plan for 2020 that will reduce spending in the near term while still maintaining long-term mine plan requirements and flexibility, and without negatively impacting 2020 copper production. Copper production in the second quarter was 36.8 million pounds as a result of grade and recovery as higher grade ore was mined from the bottom of the Granite pit.

The strip ratio for the second quarter was 1.9 to 1 and was lower than previous quarters due to less waste rock remaining in the Granite pit, but in line with the life of mine average strip ratio.  The lower overall mining rate resulted in reduced costs and the operation also benefited from falling input costs, including diesel fuel which was 31% lower than 2019 average prices.  As a result, total site spending (including capitalized stripping costs) was 24% lower than the previous quarter. Shorter haul distances in the Pollyanna pit also contributed to lower spending.

Molybdenum production was 639 thousand pounds in the second quarter, an increase from the prior quarter due to higher molybdenum grade, which also increased recovery.  Molybdenum prices averaged US$8.37 per pound over the second quarter compared to US$9.63 per pound in the prior quarter and US$12.18 per pound in Q2 2019.  By-product credits per pound of copper produced* was US$0.11 in the second quarter, consistent with the prior quarter.

Off-property costs per pound produced* were US$0.30 for the second quarter of 2020 and consist of concentrate treatment, refining and transportation costs. These costs are in line with recent quarters relative to pounds of copper sold.

GIBRALTAR OUTLOOK

Production guidance for 2020 remains unchanged at 130 million pounds (+/-5%), although management expects production to be at the higher end of that range based on its revised plan and the strong first half of 2020.  The new operating plan and other identified cost savings will continue to result in lower site spending in the coming months. Total site spending in the second half of the year is expected to be at similar levels as the first half of 2020.  Operating a large, open pit mine such as Gibraltar requires adaptability thus management will continue to monitor market conditions and adjust operating plans as required to respond to copper price movements.

Mine site engineering has found opportunities in changing the pit development sequencing by incorporating the Gibraltar pit after completion of the current mining phase of the Granite pit. The Gibraltar pit has not been mined since the 1970s and is the lowest work index ore (softer ore) on the Gibraltar property. Access to, and processing of, this ore type will provide substantial productivity and cost improvements to the operation once developed and active.

Copper prices have recovered swiftly due to recovery in Chinese demand and supply disruptions, most notably in South America.  The medium to long-term fundamentals for copper remain strong despite recent volatility caused by uncertain global economic demand arising from the COVID-19 pandemic.  Most industry analysts are projecting supply constraints after an economic recovery, which should bring higher copper prices in the coming years.

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

REVIEW OF PROJECTS

Taseko's strategy has been to grow the Company from the operating cash flow and credit quality of the Gibraltar Mine to assemble and develop a pipeline of complimentary projects.  We continue to believe this will generate long-term returns for shareholders. Our development projects are focused primarily on copper and are located in stable mining jurisdictions in British Columbia and Arizona.  Our current focus is on the near-term development of the Florence Copper Project.

Florence Copper Project

The Production Test Facility ("PTF") operated continuously without disruption during the second quarter of 2020.  Steady state operation was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The operating team has used physical and operating control mechanisms to adjust solution chemistry and flow rates and has successfully achieved targeted copper concentration in solution. Pregnant leach solution ("PLS") grade in the centre recovery well (most representative of the performance of the commercial wellfield) has been stable at roughly two grams per litre since November and in June and July the SX/EW plant produced at a rate of approximately one million pounds of copper cathode per year, mainly from the centre recovery well.

The PTF has provided valuable data to validate the Company's modelled assumptions and operating parameters, and this data is being used to refine operating plans for the commercial phase.  With all of the required data in hand, we recently made the decision to wind down the production phase of the test facility and commence rinsing the small section of the orebody where the wellfield has been operating.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper, which is expected to produce 85 million pounds of copper cathode annually for 20 years.  These are the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ") and the Underground Injection Control ("UIC") Permit from the U.S. Environmental Protection Agency ("EPA"). The Company has been informed by the ADEQ that it will issue the draft APP on August 6, 2020.  After the draft permit is issued there will be a 30-day public comment period and public meetings before the final APP permit is approved.  The EPA is also nearing completion of its technical review for the UIC permit, and no significant issues have been identified.  While progress is being made, the COVID-19 situation in Arizona has had an impact on the EPA process and this has extended the timeline by a few months, but management still expects the project will be fully permitted in early 2021.

During the second quarter, the Company continued to advance discussions with interested parties regarding the potential sale of a minority interest in the Florence project, and the proceeds of any such sale could fund a significant portion of the capital required to develop the commercial operation.  Discussions with potential lenders and other finance providers are ongoing. The Company targets having a committed financing package in place prior to receipt of the permits.

Total net expenditures at the Florence Project during the first half of 2020 were $9.1 million including operation of the PTF and other project development costs.

Yellowhead Copper Project

In January 2020, the Company announced the results of its technical studies on Yellowhead Mining Inc. ("Yellowhead") which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report dated January 16, 2020 (the "Technical Report") on Sedar. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Technical Report outlines a new development plan for the project, which includes an 817 million tonne reserve and a 25-year mine life with a pre-tax NPV of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price.  This represents a $500 million increase over the 2014 Feasibility Study completed by the previous owner. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial Ministries in order to expedite the advancement of the environmental assessment and the permitting of the project. Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring the significant copper offtake rights.

In May 2020, the Company announced it has entered into an agreement with an Indigenous Nation regarding Taseko's intentions to commence the regulatory approval process of the Yellowhead Copper Project. The agreement represents Taseko's commitment to recognize and respect the Nation's inherent right to govern its lands, and the importance of assessing the Yellowhead Copper Project in accordance with its values, laws, and community aspirations to make an informed decision on the project.

New Prosperity Gold- Copper Project

On December 5, 2019, the Company announced that the Tŝilhqot'in Nation as represented by Tŝilhqot'in National Government and Taseko have entered into a dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the opposition of the Tŝilhqot'in Nation to the Project. While the details of this process are confidential, in order to facilitate a dialogue, the parties have agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko's tenures and the area in the vicinity of Teztan Biny (Fish Lake).

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program commenced in the second quarter of 2019 has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to begin the converter portion of the process. Completion of the converter portion of the pilot plant will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

ANNUAL GENERAL MEETING

The Company's Annual General Meeting was held on July 8, 2020 and shareholders voted in favour of all items of business before the meeting, including the election of all director nominees. Additionally, the Company announced that Richard Mundie and Alex Morrison did not stand for re-election and Peter Mitchell has been appointed to the Board. Detailed voting results for the 2020 Annual General Meeting are available on SEDAR at www.sedar.com.

TASEKO MINES LIMITED Management's Discussion and Analysis

MARKET REVIEW

Copper       Molybdenum               Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

While global demand for copper, which is closely tied to overall global GDP growth, has been negatively impacted by the COVID-19 pandemic, there has been a notable buffering impact from decreased supply. Many producing mines, particularly in Peru and Chile, have been temporarily shut down or curtailed and upcoming development projects have been delayed due to increasing cases of COVID-19 in these countries and at these operations.  Current copper prices are approximately 40% higher than the recent low in March, as Chinese demand recovers amidst this supply constraint.  Furthermore, expansion of overseas copper smelting capacity in the last decade has underpinned the physical demand of copper concentrate. Despite this short-term volatility and the complex and dynamic economic environment caused by COVID-19, management continues to believe that the copper market is robust and will benefit from tight mine supply going forward coupled with the overall growth in demand for copper.

Molybdenum prices have decreased over the first half of 2020 due the combination of a COVID-19 induced global economic slowdown and a decrease in molybdenum usage which has a particularly high dependence on demand from the oil and gas and transportation sectors.  The average molybdenum price was US$8.37 per pound in the second quarter of 2020, which was lower than the US$9.63 per pound average price in the first quarter of 2020.  The Company’s sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars. The Canadian dollar strengthened by approximately 4% by the end of the second quarter of 2020 compared to March 31, 2020, however the Canadian dollar weakened by 5% over the first half of 2020.

TASEKO MINES LIMITED Management's Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
Net income (loss)	18,745	(11,012)	29,757	(30,205)	(18,943)	(11,262)
Unrealized foreign exchange (gain) loss	(12,985)	(6,258)	(6,727)	16,762	(12,947)	29,709
Unrealized (gain) loss on copper put and fuel call options	3,528	(276)	3,804	180	-	180
Estimated tax effect of adjustments	(953)	75	(1,028)	(49)	-	(49)
Adjusted net income (loss) *	8,335	(17,471)	25,806	(13,312)	(31,890)	18,578

*Non-GAAP performance measure. See page 21 of this MD&A.

The Company’s net income was $18.7 million ($0.08 per share) for the three months ended June 30, 2020, compared to a net loss of $11.0 million ($0.04 loss per share) for the same period in 2019.  The increased net income in the current period was primarily due to the higher sales volume which increased by 7 million pounds (100% basis) of copper in the quarter, a weaker Canadian dollar which decreased by $0.05 on average, and lower total C1 operating costs which decreased from US$2.01 per pound in the second quarter of 2019 to US$1.34 per pound in the current quarter arising from the revisions made to the mine plan and related costs savings.

Earnings from mining operations before depletion and amortization* was $50.3 million for the three months ended June 30, 2020, compared to $18.6 million for the same period in 2019. During the second quarter of 2020, earnings was positively impacted by provisional price adjustments of $10.1 million due to the recovery in copper price in the quarter.  Earnings in the first quarter included the impact of a sharp decline in copper prices starting in mid-March, of which $3.9 million reversed and was included in the provisional price adjustment for the second quarter. Further contributing to the increase in earnings were greater mining costs being capitalized due to waste stripping undertaken in Pollyanna, overall lower mining costs due to the lower strip ratio and fuel and other input cost savings.

The Company’s net loss was $30.2 million ($0.12 per share) for the six months ended June 30, 2020, compared to a net loss of $18.9 million ($0.08 per share) for the same period in 2019.  The increased loss in the current six month period was primarily due to unrealized foreign exchange losses on the Company’s US dollar denominated debt, partially offset by an increase in earnings from mining operations and a gain on copper put options.

Earnings from mining operations before depletion and amortization* was $56.3 million for the six months ended June 30, 2020, compared to $34.4 million for the same period in 2019. The increase in earnings from mining operations before depletion and amortization in 2020 resulted from greater mining costs being capitalized due to waste stripping undertaken in Pollyanna, lower mining rates due to the lower strip ratio and fuel and other input cost savings.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. Unrealized gains or losses have been adjusted in determining adjusted net income as well as their estimated tax effect.  The unrealized foreign exchange gain or loss is substantially driven by the translation of the Company’s US dollar denominated senior secured notes of US$250 million due in 2022.  No adjustments are made to adjusted net income for positive or negative provisional price adjustments in the quarter as these adjustments normalize or reverse throughout the year.

TASEKO MINES LIMITED Management's Discussion and Analysis

Revenues

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
Copper contained in concentrate	95,786	86,667	9,119	171,714	151,313	20,401
Molybdenum concentrate	5,615	8,511	(2,896)	9,457	17,448	(7,991)
Silver	968	1,081	(113)	1,964	2,093	(129)
Price adjustments on settlement receivables	10,489	(2,612)	13,101	(2,471)	(1,405)	(1,066)
Total gross revenue	112,858	93,647	19,211	180,664	169,449	11,215
Less: treatment and refining costs	(6,853)	(7,126)	273	(12,575)	(12,654)	79
Revenue	106,005	86,521	19,484	168,089	156,795	11,294

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate*	28,436	23,320	5,116	50,913	40,170	10,743
Average realized copper price (US$ per pound)	2.70	2.69	0.01	2.42	2.78	(0.36)
Average LME copper price (US$ per pound)	2.43	2.77	(0.34)	2.49	2.80	(0.31)
Average exchange rate (US$/CAD)	1.39	1.34	0.05	1.37	1.33	0.04

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended June 30, 2020 increased by $9.1 million, compared to the same period in 2019, primarily due to increases in the volume of payable copper sold, partially offset by the lower prevailing LME copper prices by US$0.34 per pound in the current period. The Company also recognized positive price adjustments of $10.1 million, for provisionally priced copper concentrate due to increasing copper price trends following shipments, of which $5.9 million was unrealized and related to Q2 shipments to be priced following the quarter end. These revenue adjustments, as well as shipment timing within the quarter, resulted in a further US$0.27 per pound increase to the average realized copper price for the quarter.

Copper revenues for the six months ended June 30, 2020 increased by $20.4 million, compared to the same period in 2019, primarily due to increases in the volume of payable copper sold by 10.7 million pounds (75% basis), partially offset by the lower prevailing LME copper prices by US$0.31 per pound in the current period. During the six months ended June 30, 2020, the Company also recognized negative net price adjustments of $3.5 million for provisionally priced copper concentrate due to overall decreasing copper price trends since the end of 2019.

Molybdenum revenues for the three and six months ended June 30, 2020 decreased by $2.9 million and $8.0 million, respectively, compared to the same periods in 2019. The decrease for the three and six month periods was due to lower molybdenum sales volumes by 39 thousand and 314 thousand pounds (75% basis), respectively, and lower average molybdenum prices compared to the same prior periods. Molybdenum prices for the three and six months ended June 30, 2020 averaged US$8.37 and US$9.02 per pound, respectively, compared to US$12.18 and US$11.98 per pound for the same prior periods. During the three and six months ended June 30, 2020, negative price adjustments of $0.2 million and $0.1 million, respectively, were recorded for provisionally priced molybdenum concentrate.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
Site operating costs	44,032	66,694	(22,662)	97,579	122,124	(24,545)
Transportation costs	5,834	4,630	1,204	10,353	7,918	2,435
Changes in inventories of finished goods	5,753	(3,989)	9,742	4,451	(8,035)	12,486
Changes in inventories of ore stockpiles	50	540	(490)	(553)	413	(966)
Production costs	55,669	67,875	(12,206)	111,830	122,420	(10,590)
Depletion and amortization	25,512	30,138	(4,626)	52,660	50,322	2,338
Cost of sales	81,181	98,013	(16,832)	164,490	172,742	(8,252)
Site operating costs per ton milled*	$7.66	$11.51	$(3.85)	$8.58	$11.21	$(2.63)

*Non-GAAP performance measure. See page 21 of this MD&A.

Site operating costs for the three and six months ended June 30, 2020 decreased by $22.7 million and $24.5 million, respectively, compared to the same prior periods primarily due to lower mining rates resulting from the lower strip ratio and greater mining costs being capitalized in 2020 compared to 2019, For the three and six months ended June 30, 2020, capitalized waste stripping costs undertaken to open up the Pollyanna pit in accordance with the long-term mine plan were $7.4 million and $21.4 million, respectively, compared to $2.0 million and $10.0 million for the same periods in 2019.  Fuel and other input cost savings also reduced site costs in the three months ended June 30, 2020.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Inventory of copper in concentrate at the end the second quarter of 2020 decreased by 2.6 million pounds compared to the end of the first quarter due to the timing of shipments.  There was also a decrease in the ore stockpile from the first quarter of 0.5 million tons.

Depletion and amortization for the three months ended June 30, 2020 decreased by $4.6 million, over the same period in 2019 due to decreased ore tons being mined from the Granite pit in the current quarter which resulted in reduced depreciation. Depletion and amortization for the six months ended June 30, 2020 increased by $2.3 million over the same period in 2019 due to a greater proportion of mining costs still being capitalized in the first quarter of 2019 given the stage of advancement in the Granite pit last year.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other operating (income) expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
General and administrative	2,900	3,500	(600)	6,798	7,973	(1,175)
Share-based compensation expense	1,297	399	898	1,481	2,113	(632)
Project evaluation expenditures	153	566	(413)	310	1,035	(725)
Realized (gain) loss on derivative instruments	(2,641)	284	(2,925)	(5,148)	851	(5,999)
Unrealized (gain) loss on derivative instruments	3,528	(276)	3,804	180	-	180
Other income, net	(412)	(343)	(69)	(807)	(908)	101
	4,825	4,130	695	2,814	11,064	(8,250)

General and administrative costs for the three and six months ended June 30, 2020 decreased from the prior year periods due primarily to timing of certain consulting services which were higher in the previous year.

Share-based compensation expense decreased for the six months ended June 30, 2020, primarily due to the revaluation of the liability for deferred share units resulting from a decrease in the Company's share price during the period.  Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. More information is set out in Note 14 of the June 30, 2020 unaudited condensed consolidated interim financial statements.

During the three and six months ended June 30, 2020, the Company realized a gain of $2.6 million and $5.1 million, respectively, primarily from copper put options that settled during the periods, compared to a realized loss of $0.3 million and $0.9 million in the same prior periods. The unrealized loss of $3.5 million in the second quarter of 2020 relates substantially to the fair value adjustment for copper put options that expired in the three months ended June 2020.

Finance expenses and income

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
Interest expense	9,359	8,559	800	18,719	16,812	1,907
Finance expense - deferred revenue	1,182	1,038	144	2,238	2,077	161
Accretion of PER	(80)	451	(531)	275	901	(626)
Finance income	(48)	(299)	251	(198)	(607)	409
	10,413	9,749	664	21,034	19,183	1,851

Interest expense for the three months ended June 30, 2020 was consistent with the prior quarter.  Interest expense increased compared to 2019 due to the weakened Canadian dollar in 2020 and its negative impact on US dollar denominated interest payments as well as the impact of several financings that closed in 2019 for which interest would not have accrued for the comparative period.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").

TASEKO MINES LIMITED Management's Discussion and Analysis

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
Current income tax expense	644	298	346	644	408	236
Deferred income tax expense (recovery)	3,682	(8,423)	12,105	(6,436)	(15,349)	8,913
Income tax expense (recovery)	4,326	(8,125)	12,451	(5,792)	(14,941)	9,149
Effective tax rate	18.8%	42.5%	(23.7)%	16.1%	44.1%	(28.0)%
Canadian statutory rate	27%	27%	-	27%	27%	-
B.C. Mineral tax rate	9.6%	9.6%	-	9.6%	9.6%	-

The overall income tax expense for the three months ended June 30, 2020 was due to deferred income tax expense recognized on income for accounting purposes.  The overall income tax recovery for the six months ended June 30, 2020 was due to deferred income tax recovery recognized on losses for accounting purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates.

Current income taxes represents an estimate of B.C. mineral taxes payable for the second quarter, which were nil in the first quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at June 30,	As at December 31,
(Cdn$ in thousands)	2020	2019	Change
Cash and cash equivalents	63,619	53,198	10,421
Other current assets	61,270	60,654	616
Property, plant and equipment	754,297	758,006	(3,709)
Other assets	12,354	12,138	216
Total assets	891,540	883,996	7,544
Current liabilities	51,116	50,833	283
Debt:
Senior secured notes	335,015	317,728	17,287
Leases and secured equipment loans	53,609	55,757	(2,148)
Deferred revenue	47,437	39,433	8,004
Other liabilities	116,462	118,559	(2,097)
Total liabilities	603,639	582,310	21,329
Equity	287,901	301,686	(13,785)
Net debt (debt minus cash and equivalents)	325,005	320,287	4,718
Total common shares outstanding (millions)	246.2	246.2	-

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has increased by $4.7 million in the six months ended June 30, 2020, due primarily from the impact that the weaker Canadian dollar had on the Company’s US dollar denominated debt, offset by increased cash by $10.4 million and ongoing principal and lease repayments.

Deferred revenue relates to the advance payments received in March 2017 and April 2020 from Osisko for the sale of Taseko's share of future silver production from Gibraltar. In April 2020, Taseko concluded an amendment to its silver stream with Osisko and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil.

Other liabilities decreased by $2.1 million mainly due to the decrease in deferred tax liabilities by $6.5 million, which was partially offset by the increase of the provision for environmental rehabilitation ("PER") by $3.9 million due to decreases in bond yields from year end.

As at August 5, 2020, there were 246,194,219 common shares and 10,084,700 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 14 of the June 30, 2020 unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED Management's Discussion and Analysis

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three and six months ended June 30, 2020 was $37.1 million and $54.8 million, respectively, compared to $11.1 million and $18.3 million for the same periods in 2019 and increased due to higher sales volumes and lower operating costs for the quarter ended June 30, 2020. In April 2020, Taseko also concluded an amendment to its silver stream with Osisko and received $8.5 million in funds available for general working capital purposes.

Cash used for net investing activities during the three and six months ended June 30, 2020 was $4.7 million and $20.9 million, respectively, compared to $7.0 million and $20.9 million for the same periods in 2019. Investing cash flows in the three months ended June 30, 2020 includes $6.2 million of expenditures at the Florence Project, $7.4 million for capitalized stripping costs and $1.0 million for other capital expenditures at Gibraltar.  Investing cash flows in the six months ended June 30, 2020 includes $8.2 million of expenditures at the Florence Project, $21.4 million for capitalized stripping costs and $2.9 million for other capital expenditures at Gibraltar.  In the second quarter, the Company received net proceeds of $7.3 million from the sale of marketable securities of a publicly traded company and $3.2 million from copper put options.

Net cash used for financing activities in the three and six months ended June 30, 2020 includes principal payments for equipment loans and leases. At June 30, 2020, the Company had cash and equivalents of $63.6 million (December 31, 2019 - $53.2 million). Although interest and principal repayments for leases and equipment loans amortize over their term, there are no principal payments required on the senior secured notes until the maturity date in June 2022. A semi-annual interest payment of US$10.9 million was paid on June 15, 2020 on the senior secured notes.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project, and additional funding will be required to advance these projects to production.  The Florence Copper Project has an estimated capital cost (based on the Company's 2017 NI 43-101 technical report) of approximately US$204 million (plus reclamation bonding) and the Company expects to fund a portion of these costs with debt financing. The US$250 million senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued as well as up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.  To address project funding requirements for Florence or other projects, the Company may also raise capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures.  The Company may also redeem or repurchase senior secured notes on the market. The Company evaluates these alternatives based on a number of factors including, the prevailing market prices of its common shares and senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company's cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper put options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so (see section below "Hedging Strategy").

Hedging strategy

The Company's hedging strategy is to secure a minimum price for a significant portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.  The Company's hedging strategy is designed to mitigate short-term declines in copper price.

TASEKO MINES LIMITED Management's Discussion and Analysis

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period.  In January and May 2020, the Company spent $0.7 million to purchase copper put options that matured between January and June 2020. In July 2020, the Company spent $1.0 million to purchase copper put options that mature between October and December 2020. During the three and six months ended June 30, 2020, the Company received proceeds from copper put options of $3.2 million and $6.1 million, respectively.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.  During the first half of 2020, and in line with its copper put strategy, the Company purchased fuel call options to provide a price ceiling for its share of diesel fuel consumed at the Gibraltar Mine site while allowing it to benefit from further decreases in fuel prices tied to the weak oil market. The cost of the calls, which cover the remainder of 2020 and the first quarter of 2021, were $0.9 million or approximately $0.04 per litre.

The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At August 5, 2020
Copper put options	20.0 million lbs	US$2.60 per lb	October to December 2020	$1.0 million
Fuel call options	14.9 million ltrs	US$0.34 per ltr	August 2020 to March 2021	$0.6 million

Commitments and contingencies

Commitments

TASEKO MINES LIMITED Management's Discussion and Analysis

	Payments due
(Cdn$ in thousands)	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
Debt:
Senior secured notes	-	-	340,700	-	-	-	340,700
Interest	14,906	29,811	14,906	-	-	-	59,623
Equipment loans:
Principal	3,141	6,993	6,772	5,026	2,071	-	24,003
Interest	638	987	581	252	34	-	2,492
Lease liabilities:
Principal	3,358	6,266	5,102	1,244	1,195	2,161	19,326
Interest	535	797	427	252	178	124	2,313
Lease related obligation:
Rental payment	1,313	2,627	2,627	5,636	-	-	12,203
PER [1]	-	-	-	-	-	70,295	70,295
Other expenditures:	102	-	-	-	-	-	102
Transportation related services [2]	1,256	5,519	920	-	-	-	7,695

1 The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and                                                    constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar    Mine and the Florence Copper Project. The Company has provided a surety bond of $37,500 for its 75% share of Gibraltar's reclamation security.  For the Florence Copper Project, the Company has provided to the federal and state regulator surety bonds totaling $13.4 million for reclamation security.

2 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $16.2 million as at June 30, 2020.

SUMMARY OF QUARTERLY RESULTS

	2020		2019				2018
(Cdn$ in thousands, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	106,005	62,084	89,932	82,436	86,521	70,274	111,121	74,297
Net income (loss)	18,745	(48,950)	(9,931)	(24,508)	(11,012)	(7,931)	(19,720)	7,098
Basic EPS	0.08	(0.20)	(0.04)	(0.10)	(0.04)	(0.03)	(0.09)	0.03
Adjusted net income (loss) *	8,335	(21,647)	(16,159)	(20,561)	(17,471)	(14,419)	(1,310)	1,464
Adjusted basic EPS *	0.03	(0.09)	(0.07)	(0.08)	(0.07)	(0.06)	(0.01)	0.01
Adjusted EBITDA *	50,860	5,346	18,246	7,906	14,660	10,245	26,489	31,940

(US$ per pound, except where indicated)
Realized copper price *	2.70	2.06	2.82	2.56	2.69	2.91	2.72	2.63
Total operating costs *	1.34	1.82	2.01	2.05	2.01	2.21	2.11	1.58
Copper sales (million pounds)	29.5	23.3	25.0	25.1	24.2	17.5	32.0	21.6

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2019 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three and six months ended June 30, 2020.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

TASEKO MINES LIMITED Management's Discussion and Analysis

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months' to 32-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share-based option program (refer to Note 14 of the unaudited condensed consolidated interim financial statements).

TASEKO MINES LIMITED Management's Discussion and Analysis

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2020	2019	2020	2019
Salaries and benefits	1,037	3,028	4,653	4,709
Post-employment benefits	258	390	516	779
Share-based compensation expense	1,241	331	1,330	1,942
	2,536	3,749	6,499	7,430

Other related parties

(a) Termination of Service Agreement with HDSI

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. ("HDSI"), which was a related party as three directors of the Company are also principals of HDSI.

Effective from January 1, 2019 HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental in the amount of $11 and $23, respectively, for the three and six month period ended June 30, 2020.

(b) Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar and invoices Gibraltar for these expenses.

For the three month period ended June 30, 2020, net management income for $300 (Q2 2019: $291) and net reimbursable compensation expenses and third party costs of $53 (Q2 2019: $16) were charged to the joint venture partner. For the six month period ended June 30, 2020, net management income for $601 (Q2 2019: $583) and net reimbursable compensation expenses and third party costs of $224 (Q2 2019: $39) were charged to the joint venture partner.

TASEKO MINES LIMITED Management's Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2020	2019	2020	2019
Cost of sales	81,181	98,013	164,490	172,742
Less:
Depletion and amortization	(25,512)	(30,138)	(52,660)	(50,322)
Net change in inventories of finished goods	(5,753)	3,989	(4,441)	8,035
Net change in inventories of ore stockpiles	(50)	(540)	543	(413)
Transportation costs	(5,834)	(4,630)	(10,353)	(7,918)
Site operating costs	44,032	66,694	97,579	122,124
Less by-product credits:
Molybdenum, net of treatment costs	(4,252)	(7,243)	(7,483)	(15,062)
Silver, excluding amortization of deferred revenue	(28)	(93)	(382)	(279)
Site operating costs, net of by-product credits	39,752	59,358	89,714	106,783
Total copper produced (thousand pounds)	27,576	26,020	51,894	44,661
Total costs per pound produced	1.44	2.28	1.73	2.39
Average exchange rate for the period (CAD/USD)	1.39	1.34	1.37	1.33
Site operating costs, net of by-product credits (US$ per pound)	1.04	1.71	1.27	1.79
Site operating costs, net of by-product credits	39,752	59,358	89,714	106,783
Add off-property costs:
Treatment and refining costs	5,676	5,839	10,632	10,105
Transportation costs	5,834	4,630	10,353	7,918
Total operating costs	51,262	69,827	110,699	124,806
Total operating costs (C1) (US$ per pound)	1.34	2.01	1.56	2.10

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put and fuel call options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
($ in thousands, except per share amounts)	2020	2019	2020	2019
Net income (loss)	18,745	(11,012)	(30,205)	(18,943)
Unrealized foreign exchange (gain) loss	(12,985)	(6,258)	16,762	(12,947)
Unrealized (gain) loss on copper put and fuel call options	3,528	(276)	180	-
Estimated tax effect of adjustments	(953)	75	(49)	-
Adjusted net income (loss)	8,335	(17,471)	(13,312)	(31,890)
Adjusted EPS	0.03	(0.07)	(0.05)	(0.13)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put and fuel call options; and
  Amortization of share-based compensation expense.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2020	2019	2020	2019
Net income (loss)	18,745	(11,012)	(30,205)	(18,943)
Add:
Depletion and amortization	25,512	30,138	52,660	50,322
Finance expense	10,461	10,048	21,232	19,790
Finance income	(48)	(299)	(198)	(607)
Income tax expense (recovery)	4,326	(8,125)	(5,792)	(14,941)
Unrealized foreign exchange (gain) loss	(12,985)	(6,258)	16,762	(12,947)
Unrealized loss (gain) on copper put and fuel call options	3,528	(276)	180	-
Amortization of share-based compensation expense	1,321	444	1,567	2,231
Adjusted EBITDA	50,860	14,660	56,206	24,905

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2020	2019	2020	2019
Earnings (loss) from mining operations	24,824	(11,492)	3,599	(15,947)
Add:
Depletion and amortization	25,512	30,138	52,660	50,322
Earnings from mining operations before depletion and amortization	50,336	18,646	56,259	34,375

Site operating costs per ton milled

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, except per ton milled amounts)	2020	2019	2020	2019
Site operating costs (included in cost of sales)	44,032	66,694	97,579	122,124

Tons milled (thousands) (75% basis)	5,748	5,794	11,370	10,890
Site operating costs per ton milled	$7.66	$11.51	$8.58	$11.21